

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2014

<u>Via E-mail</u>
Mr. Judson F. Hoover
Chief Financial Officer
TransCoastal Corporation
17304 Preston Road, Suite 700
Dallas, TX 75252

> **Re: TransCoastal Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 31, 2013**
> **File No. 333-191566**
> **Quarterly Report on Form 10-Q**
> **Filed November 11, 2012**
> **File No. 1-14665**

Dear Mr. Hoover:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 2 to Registration Statement on Form S-1</u>

<u>General</u>

1.   We reissue prior comment 1 in part as you have not completely updated all the requested disclosure, specifically the Table of Contents to the Consolidated Financial Statements. Please update your disclosure throughout your prospectus to conform, as necessary, to your updated financial information.

2.   We note your response to prior comment 6 which indicates that you utilized reserve quantities as of December 31, 2010 in your calculations of depreciation, depletion, and amortization for the interim periods ended June 30, 2013 and June 30, 2012. Please

revise to clarify why you did not include reserve data as of December 31, 2011 and December 31, 2012. As previously requested, provide your calculations of depreciation, depletion and amortization for all period presented consistent with the definition as disclosed on page F-8.

Prospectus Summary, page 1

3.   In our December 10, 2013 letter, comment 2 requested: (d) cash flows – summary and individual entities – with annual detail for the <u>entire economic life</u> (e.g. 30 years) of the properties; (f) Engineering exhibits (<u>e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations (net proved reserve basis)</u> in the proved developed non-producing ("PNP") and prove undeveloped categories (6 entities in all) as well as the <u>AFE and development narrative for each of the three PNP and three PUD properties.</u> Please provide this information for the Savell #6 PUD, Savell #7 PUD, Savell #4 PUD, J.J. Wall PNP, Heithold PNP and the Leopold "B" PNP and ensure that the decline parameters – including initial and final decline rates - are presented on the rate/time plots or individual property cash flows. We found none of these items in the thumb drive received January 10, 2014. We reissue our prior comment two.

4.   In our prior comment 2 we asked, in part, for technical support for the proved reserves you attributed to the Meers C lease: "…Meers C monthly gas production figures for 2012 and 2013 do not exceed 555 MCF and do not agree with your rate time projection's initial gas rate of 1278 MCF/month." You responded that the estimate was performed by your third party engineer who combined the production of all four of your Meers leases into one lease called the Meers C and that the Texas Railroad Commission recognizes each of the leases individually and their figures differ accordingly. The Railroad Commission website's total production for all the Meers leases during the fourth quarter of 2012 appear to be 2866 MCFG or 955 MCFG/mo which is well below the 1278 MCFG/mo initial rate used in your reserve estimate. These estimated reserves appear to be significantly higher than would be justified by the production history. Please provide us with support for your projection of future production here. Otherwise, amend your document to remove these reserves from your filing.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 20

5.   We note your response and have considered our telephone discussion on January 10, 2014. In an appropriate location, expand your discussion of drilling fees to clarify whether these services involve assets and equipment other than those that you use for your exploration and production operations.

Our Business, page 23

Average Sales Prices, page 33

6.   In part, our prior comment 8 asked you to "[i]llustrate for us how you calculated the
projected gas prices for the WAB-Evelyn 3, Pugh and Meers C properties to be $11.40,
$5.46 and $17.55 per MCF, respectively." In our January 10, 2014 telephone call, you
indicated that you would provide 2012 natural gas and NGL sales statements for all your
producing properties. In addition, please provide to us the gas price calculations for the
WAB-Evelyn 3, Pugh and Meers C properties as we requested previously.

Marketing, page 35

7.   We reissue our prior comment 14 in part. Please add as an exhibit the marketing
agreement with Valero. We note that you have filed as Exhibit 10.14 an amendment to
the marketing agreement, as well as Exhibit "A" to the agreement, but that you have not
filed the marketing agreement itself.

Selling Stockholders, page 40

8.   In your response letter, you indicate that you have deleted the column entitled
"Components." However, review of the amendment indicates that the column is still
there. Please advise or revise.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
13

Results of Operations, page 14

Revenue, page 14

9.   Your revenue discussions should identify (and quantify) changes resulting from
production quantities, prices and other factors. Other factors should be described and
where necessary quantified. In this manner, we note that production volumes and
average selling prices of oil and natural gas have been omitted for all periods presented.
Please revise throughout MD&A to include these disclosures.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and

all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko at (202) 551-3824 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact Ronald Winfrey at (202) 551-3704. Please contact PJ Hamidi at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Craig G. Ongley
Kane Russell Coleman & Logan PC